Exhibit 99(a) - PhoneVision uses IR tracking to provide sight to the telephone




PhoneVision uses IR tracking to provide sight to the telephone

TRAVERSE CITY, Mich., July22/PRNewswire/--Versus Technology, Inc.
(NASDAQ Bulletin Board:  VSTI)  announced:

Versus Technology, Inc. recently announced the addition of PhoneVision to their high-tech infrared product line. PhoneVision, using IR technology as its platform, allows someone to use a telephone to locate a person or a piece of equipment simply by dialing the appropriate extension number. The PhoneVision system automatically locates the person and rings the phone nearest to him so all calls are answered minimizing phone-tag. PhoneVision provides time saving benefits to a broad range of professions that operate in a fast-paced environment-from business offices to healthcare facilities.

PhoneVision provides an IR (infrared) communication solution to the frustrating problem of locating a person or piece of equipment in seconds. In the fast-paced, time is money world of today, Phone Vision offers a viable solution to anyone who knows how to use a telephone. PhoneVision allows a facility to use its existing phone system as a means to locate key resources. Notes Vice-President of Versus, Henry Tenarvitz, "What we have done is to simply merge Versus' infrared tracking system with our customers' telephone equipment."

People and equipment wear a lightweight infrared badge that identifies their real-time location to the system. As the system searches for an extension number programmed to an individual's badge, it is smart enough to "look" for that person throughout the entire facility. As the system locates the person associated with that extension number, it will inform the caller where the person is located (i.e. In the Conference Room). PhoneVision then allows the caller to select from two options: 1) to ring the extension number where the person is now located and/or 2)
to identify who or what else is in the room.

In a typical office environment, a receptionist no longer needs to search office after office trying to locate a person expecting an urgent phone call; he/she only needs to enter the person's extension number and
PhoneVision will find the employee.   "I can be in the Laboratory after
switchboard hours," states Versus' President Gary T. Gaisser, "and if phone mail is not an acceptable choice for the caller, I have the comfort of knowing the call can reach me by way of PhoneVision." Valuable time is easily saved, customer service is enhanced, and returned phone call costs are nearly eliminated. Management personnel are excited by the time saving benefits PhoneVision provides to their organizations.

Equipment can also be easily located via the telephone.   By assigning
the equipment an ID number and affixing the equipment with an infrared tag, the location of the equipment can be determined quickly. PhoneVision can identify the location of the item and also identify other tagged items in the room. Knowledge of specific equipment location can be a critical issue. Real-time location eliminates the need to guess where an item was last placed and can increase staff efficiency.


Versus Technology, Inc. (publicly traded on NASDAQ Bulletin Board:
VSTI) manufactures and markets IR (infrared) locating and communication systems and phone forwarding integration systems. Their headquarters are located in Traverse City, MI. Additional information is available at the company's website, http://www.versustech.com or by calling (616) 946-5868 or FAX (616) 946-6775.




-0-			7/22/97
/CONTACT:  Gary T. Wittbrodt, 616-946-5868, of Versus Technology,
Inc./(VSTI)